

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

John Blood
Anheuser-Busch InBev Services, LLC
250 Park Avenue
New York, NY 10177

> **Re: Anheuser-Busch InBev SA/NV**
> **Registration Statement on Form F-4**
> **Filed October 13, 2010**
> **File No. 333-169893**

Dear Mr. Blood:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and/or providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment two in our letter dated October 29, 2010, and we disagree with your analysis underlying your conclusion that the old and new notes are substantially identical. It does not appear that the old and new notes are substantially identical. Please revise your filing accordingly.

Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: George H. White
        Fax: +44-20-7959-8950